EXHIBIT 4.5

UNIVERSAL SERVICE CONVENTION

(Summary)

        ANACOM, Direcção Geral do Comércio e da Concorrência and PT Comunicações entered into a new pricing convention for the fixed telephone service (Universal Service Convention) on December 30, 2002, which was subsequently approved by the Minister for Economic Affairs.

        The Universal Service Convention is the specific instrument for regulating the prices of the telephone services of PT Comunicações, the Universal Service Provider, pursuant to Decree Law No 458/99, of November 5.

        The Universal Service Convention will remain in force until the implementation of the new legislation (Revision 99) and will expire in December 2003. If the legislation has not been implemented by that time, the rules for setting the prices will remain in force.

Scope

        The services covered by the Universal Service Convention are analogue fixed telephone service (excluding ISDN), public telephones, and Information Service.

        With regard to fixed telephone service, the Universal Service Convention regulates only the base rates for installation services, network subscriber lines, and local, regional and national communications.

System of regulation

        The principles used in regulating the prices for the provision of Universal Service are: gradual adjustment of costs, user accessibility, transparency and non-discrimination.

        These principles, particularly the first two, are expressed in the establishment of maximum price variations (price-caps), and maximum ratios.

        With regard to fixed telephone service subscriber rates, the maximum variation in 2003 is CPI-2.75% (where the CPI indicates the expected rate of inflation for 2003), which means a variation of -0.25% for the basket (consisting of the services enumerated above). In the case of public telephone communications, the price is regulated by means of a maximum ratio in relation to subscriber prices (2.5 in 2003). The price-cap for the information service is CPI+15%, for each year of the Agreement.

        In addition, some of the social commitments of PT Comunicações are recognized in the plan to make prices more accessible: a pricing plan for low-use customers, a discount for retired persons and those on a fixed income, and the provision of accessories for customers with special needs.

Changes

        The main differences in comparison to the previous Convention are:

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  the exclusion of international communications;

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  the exclusion of alternative pricing plans, discount plans and promotional campaigns (which are now regulated by means of the regulations on fixed telephone service operation);

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  the inclusion of the information service;

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  greater flexibility in defining the prices for public telephones; and

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  greater flexibility in defining the benefits for retired persons and in addressing the low-use customer segment.